Exhibit 8

Execution Version

COMMITMENT LETTER

July 11, 2011

Ayelet Investments LLC

c/o Medical Equity Dynamics, LLC

370 Ravine Drive

Highland Park, Illinois 60035

Gentlemen:

This letter agreement sets forth the commitment of India Investment Company, a Delaware corporation (“Investor”), subject to the terms and conditions contained herein, to purchase or to cause the purchase of certain equity and debt securities of Ayelet Investments LLC, a Delaware limited liability company (“Parent”). It is contemplated that, pursuant to an Agreement and Plan of Merger (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”) to be entered into among Conmed Healthcare Management, Inc., a Delaware corporation (the “Company”), Parent and Ayelet Merger Subsidiary, a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent. Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Merger Agreement.

1.        Commitment.    Investor hereby commits, subject to the terms and conditions set forth herein, that, simultaneous with the Closing, it shall (i) purchase, or shall cause the purchase of, equity interests of Parent for an aggregate amount equal to $17.75 million (the “Cash Portion”), (ii) make, or cause to be made, a $4.0 million unsecured, subordinate loan (the “Debt Portion”) to Parent, and (iii) contribute, or cause the contribution of, to Parent $5.51 million of equity, comprised of 1,430,778 shares of common stock in the Company (the “Rollover Portion”, and together with the Cash Portion and the Debt Portion, collectively, the “Commitment”), solely for the purpose of funding a portion of the aggregate Merger Consideration pursuant to and in accordance with the Merger Agreement, together with related expenses. Investor may effect the purchase of the equity interests of Parent, issuance of the Debt Portion and contribution of the Rollover Shares, directly or indirectly through one or more affiliated entities. The amount of the Commitment to be funded under this letter agreement simultaneous with the Closing may be reduced in an amount specified by Parent but only to the extent that Parent has consummated the transactions contemplated by the Merger Agreement with Investor contributing less than the full amount of its Commitment. Investor may allocate a portion of its Commitment to co-investors, including its affiliates. Notwithstanding any provision in the preceding sentence to the contrary, Investor shall remain personally liable, as primary obligor and not surety, for its obligations hereunder, including, but not limited to, its obligations to satisfy the Commitment in full.

2.        Conditions.    Investor’s obligation to satisfy the Commitment shall be subject to (a) the execution and delivery of the Merger Agreement by the Company and there being no amendment to the Merger Agreement that has not been approved in writing in accordance with the terms of the Merger Agreement, (b) the satisfaction (or waiver by Parent) at the Closing of each of the conditions to Parent’s and Merger Sub’s obligations to consummate the transactions contemplated by the Merger Agreement, (c) the substantially concurrent funding of the financing transactions contemplated under the Debt Commitment Letter (as may be amended or replaced in accordance with Section 7.06 of the Merger Agreement) and (d) the contemporaneous consummation of the Closing.

3.        Limited Guarantee.    Concurrently with the execution and delivery of this letter agreement, James H. Desnick, M.D. (“Desnick”) is executing and delivering to the Company a limited guarantee, dated as of the date hereof, related to Parent’s and Merger Sub’s payment obligations of the Parent Termination Fee pursuant to the terms and conditions of, and subject to the limitations of, Section 11.04(b)(iii) of the Merger Agreement (the “Limited Guarantee”). The Company’s remedies against Desnick under the Limited Guarantee shall be, and are intended to be, the sole and exclusive direct or indirect remedies available to the Company and its stockholders and affiliates against (a) Desnick, Investor, Parent or Merger Sub and (b) any former, current and future equity holders, controlling persons, directors, officers, employees, agents, affiliates, members, managers, general or limited partners or assignees of Desnick, Investor, Parent or Merger Sub or any former, current or future equity holder, controlling person, director, officer, employee, general or limited partner, member, manager, affiliate, agent or assignee of any of the foregoing (other than Parent and Merger Sub to the extent provided in the Merger Agreement) (those Persons described in clause (b) including Parent and Merger Sub, each being referred to as a “Non-Recourse Party”) in respect of any liabilities or obligations arising under, or in connection with, this letter agreement or the Merger Agreement and the transactions contemplated thereby, including in the event Parent or Merger Sub breaches its obligations under the Merger Agreement, whether or not Parent’s or Merger Sub’s breach is caused by Investor’s breach of its obligations under this letter agreement.

4.        Enforceability.    This letter agreement may only be enforced by Parent at the direction of Investor. Parent’s creditors shall have no right to enforce this letter agreement or to cause Parent to enforce this letter agreement.

5.        No Modification; Entire Agreement.    This letter agreement may not be amended or otherwise modified without the prior written consent of Parent and Investor. Together with the Limited Guarantee, this letter agreement constitutes the sole agreement, and supersedes all prior agreements, representations, warranties, understandings and statements, written or oral, between Investor or any of its affiliates, on the one hand, and Parent or any of its affiliates, on the other, with respect to the transactions contemplated hereby. No transfer or assignment of any rights or obligations hereunder shall be permitted without the written consent of Parent and Investor. Any transfer or assignment in violation of the preceding sentence shall be null and void.

6.        Governing Law; Jurisdiction; Waiver of Jury Trial.

(a)        This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state.

(b)        Each of the parties hereto (i) agrees that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, (ii) irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum, (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the courts of the State of Delaware, as described above, and (iv) agrees that service of process on such party as provided in Section 12 of the Limited Guarantee shall be deemed effective service of process on such party.

(c)        WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

7.        Counterparts.    This letter agreement may be executed in multiple counterparts (including by facsimile or PDF), all of which shall be considered one and the same agreement and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to the other parties.

8.        No Third Party Beneficiaries.    This letter agreement shall inure to the benefit of and be binding upon Parent and Investor. Nothing in this letter agreement, express or implied, is intended to confer upon any Person other than Parent and Investor any rights or remedies under, or by reason of, or any rights to enforce or cause Parent to enforce, the Commitment or any provisions of this letter agreement or to confer upon any Person any rights or remedies against any Person other than Investor (but only at the direction of Investor as contemplated hereby) under or by reason of this letter agreement.

9.        Termination.    The obligation of Investor to fund the Commitment will terminate automatically and immediately upon the earliest to occur of (a) the termination of the Merger Agreement in accordance with its terms and (b) the Closing, at which time the obligation will be fulfilled.

10.      No Recourse.    Notwithstanding anything that may be expressed or implied in this letter agreement or any document or instrument delivered in connection herewith, by its acceptance of the benefits of this letter agreement, Parent acknowledges and agrees that no

Person other than Investor has any obligations hereunder and that no recourse shall be had hereunder, or for any claim based on, in respect of, or by reason of, such obligations or their creation, against, and no personal liability shall attach to, any Non-Recourse Party, through Parent, Merger Sub or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of Parent against any Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any applicable Law, or otherwise.

11.      Expenses.    In consideration of the commitments contained in this letter agreement, whether or not the Merger is consummated, Parent agrees to promptly pay, or cause to be paid (but solely to the extent any such payment does not affect Parent’s or Merger Sub’s ability to perform their obligations under the Merger Agreement), upon receipt of any request therefore, all reasonable out-of-pocket expenses incurred by Investor in connection with its evaluation of, negotiations regarding and documentation for the transactions referenced herein, including, without limitation, expenses of counsel, accountants and other advisors.

*  *  *  *  *

(signature page follows)

Sincerely,

INDIA INVESTMENT COMPANY

By:	/s/ James H. Desnick, M.D.
Name:	James H. Desnick, M.D.
Title:	Chief Executive Officer

[Signature Page to Equity Commitment Letter]

Agreed to and accepted:

AYELET INVESTMENTS LLC

By:	/s/ James H. Desnick, M.D.
Name:	James H. Desnick, M.D.
Title:	Chief Executive Officer

[Signature Page to Equity Commitment Letter]